Exhibit 99.2

HELIX BIOPHARMA CORP.

NOTICE AND MANAGEMENT PROXY CIRCULAR
FOR THE
JANUARY 2012 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

TO BE HELD AT

Sheraton Parkway Toronto North
600 Highway 7 East
Richmond Hill, ON
Canada

Monday, January 30, 2012
10:00 a.m. (Toronto time)

THIS MANAGEMENT PROXY CIRCULAR SOLICITS BLUE PROXIES

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting.

The Board of Directors of Helix BioPharma Corp. UNANIMOUSLY RECOMMENDS
that shareholders
VOTE FOR all matters set out in the BLUE proxy

If you have any questions, or require any assistance in voting your shares, please call:

KINGSDALE SHAREHOLDER SERVICES INC.

130 King Street West
Suite 2950, PO Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number: 1-866-879-7649
Collect Call Line (outside Canada and US) - 1-416-867-2272
Email:contactus@kingsdaleshareholder.com

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:	(905) 841-2300
Fax:	(905) 841-2244
Web: www.helixbiopharma.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JANUARY 30, 2012.

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Helix BioPharma Corp. (hereinafter called the “Company”) will be held on Monday, January 30, 2012 at Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, Ontario (the “Meeting”), for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company together with the auditor’s report thereon for the financial year ended July 31, 2011.

2.	To set the number of directors for election at the Meeting at six (6).

3.	To elect directors to hold office for the ensuing year.

4.	To appoint Auditors for the ensuing year at a remuneration to be fixed by the directors.

5.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

If you are a registered shareholder and are unable to attend the Meeting in person, please exercise your right to vote by signing, dating and returning the BLUE form of proxy provided within the time limit for deposit of proxies.

If you are a non-registered shareholder please refer to the voting instructions set out in the accompanying Information Circular under “Non-Registered Holders”.

To be effective, all proxies to be used at the Meeting must be received no later than 10:00 am (Toronto time) on Thursday, January 26, 2012 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting, by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

DATED at Aurora, Ontario, Canada this 27th day of December, 2011.

HELIX BIOPHARMA CORP.

/s/ Donald H. Segal	/s/ Kenneth A. Cawkell
DONALD H. SEGAL	KENNETH A. CAWKELL
Chairman	Corporate Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR BLUE PROXY TODAY.